Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 5 DATED DECEMBER 27, 2018

TO THE OFFERING CIRCULAR DATED AUGUST 30, 2018

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we”, “our”, “us” or the “Company”), dated August 30, 2018, as filed by us with the Securities and Exchange Commission (the “SEC”) on August 31, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Announce the declaration of distributions;
•	Update our investment strategy; and
•	Update our Purchase of Shares by Retirement Accounts.

Declaration of Distributions

On September 18, 2018, our board of directors authorized a daily cash distribution of $.0012328767 per share of the Company’s common stock to stockholders of record as of the close of business on each day of the period commencing on October 1, 2018 and ending on December 31, 2018 (the “Distribution Period”). The distribution will be payable to the stockholders of record as of the close of business on each day of the Distribution Period. Our board of directors expects that the distributions will be paid on or before January 15, 2019.

This distribution equates to approximately 4.50% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning October 1, 2018 and ending December 31, 2018. The annualized distribution rate is not a guarantee or projection of future returns, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.

While the board of directors is under no obligation to do so, the annualized distribution rate assumes that the board of directors will declare quarterly distributions in the future similar to the distribution disclosed herein.

Investment Strategy

The following information supplements the section of the Offering Circular captioned “Offering Summary – Investment Strategy”:

See “Investment Objectives and Strategy – Investment Strategy” for additional detail on our investment strategy.

The following information replaces the first bullet point of the section of the Offering Circular captioned “Investment Objectives and Strategy – Investment Objectives”:

•	To realize capital appreciation in the value of our investments over the long term from the renovation and repositioning of the multifamily properties; and

The following information replaces the fifth paragraph of the section of the Offering Circular captioned “Investment Objectives and Strategy – Investment Strategy”:

We will seek to create and maintain a portfolio of investments that generates a low volatility income stream, which will allow us to provide attractive and stable cash distributions to our stockholders. We will seek to generate and distribute rental income on a quarterly basis while maximizing the potential for future capital appreciation.

Distributions are expected to be paid quarterly; however, the board of directors may declare other periodic distributions as circumstances dictate. We expect that our portfolio of equity and preferred equity investments will be secured primarily by U.S. based collateral and diversified by property type and geographic location. We may invest additional capital in cosmetic improvements as well as potentially reposition the properties to increase both average rental rates and resale value. Our primary investment characteristics include:

•	Preferred equity and joint venture equity investments of $1 million to $5 million;
•	Well positioned and established multifamily apartment communities, including independent senior living communities, with stable operating histories;
•	Historically high-occupancy rates and income levels;
•	Value-add and appreciation opportunities; and
•	Experienced partner-managers with an established track-record of expertise in their respective target markets.

Additionally, we will:

•	Not invest in properties requiring the new construction of a building;
•	Not invest in raw land as a standalone investment;
•	Target investments in properties with existing revenue; and
•	Invest only in projects backed by established real estate companies or experienced real estate professionals.

Purchase of Shares by Retirement Accounts

The following information supersedes and replaces the section of the Offering Circular captioned “How To Subscribe —Purchase of Shares by Retirement Accounts”

Purchase of Shares by Retirement Accounts

With respect to any investor who elects open a new account with our preferred independent custodian to purchase shares through an IRA or other tax deferred account, our Sponsor has agreed to pay all custodial account maintenance fees charged by such independent custodian for the first year of investment, up to two consecutive quarters if an investor initially purchases at least 500 shares of our common stock in this offering, or $5,000 based on the current per share purchase price, and, up to four consecutive quarters if an investor initially purchases at least 1,000 shares of our common stock in this offering, or $10,000 based on the current per share purchase price. Any adjustment to fees must be disclosed by IRA Services to account holders at least 30 days prior to the effective change.